EXHIBIT 10.3

January 20, 2021

Brian Crotty
c/o IHS Markit
450 West 33rd Street
New York, NY 10011

Dear Brian:

As you are aware, IHS Markit Ltd. (the “Company”) has entered into an Agreement and Plan of Merger, dated as of November 29, 2020 (the “Merger Agreement”), with S&P Global Inc. (“Parent”) and Sapphire Subsidiary, Ltd. (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving company and a wholly-owned subsidiary of Parent (the “Merger”). In order to encourage your continued contributions and high level of commitment to the Company (the Company together with its subsidiaries and affiliates, including IHS Global Inc. (“IHS Global Inc.”) and, on and after the Closing Date (as defined in the Merger Agreement), Parent and its subsidiaries and affiliates, the “Affiliated Group”) during the Retention Period (as defined below), you will be eligible to receive a special retention bonus (the “Retention Bonus”) in accordance with, and subject to the terms and conditions of, this letter agreement (this “Agreement”).

1.Retention Bonus. The aggregate amount of your potential Retention Bonus is $1,500,000.00 (the “Retention Amount”). Subject to the terms and conditions of this Agreement, your Retention Bonus will be paid to you in cash on the following schedule:

a.100% of the Retention Amount will be paid as soon as practicable (but in no event later than 60 days) following the twelve (12) month anniversary of the Closing Date (the “Payment Date”).

For purposes of this Agreement, the “Retention Period” is the period beginning on the date of this Agreement and ending on the Payment Date.

2.Conditions to Retention Bonus.

a.The payment of the Retention Amount is conditioned upon (i) the consummation of the Merger; (ii) your continued employment through the Payment Date; and (iii) your compliance in all material respects with the terms of this Agreement. Accordingly, if your employment with the Affiliated Group terminates on or before the Payment Date for any reason, other than if a member of the Affiliated Group terminates your employment without Cause (as defined below) or you terminate your employment for Good Reason (as defined below), then you will not be entitled to the Retention Amount. If a member of the Affiliated Group terminates your employment without Cause or you terminate your employment for Good Reason, the Retention Amount that has not already been paid to you will be paid to you no later than 60 days after the earlier of your termination date or the Closing Date.

b.For purposes of this Agreement, “Cause” means the occurrence of any of the following: (I) to the extent you are a party to an employment agreement or other arrangement with the Company (an “Employment Agreement”) under which Cause is defined, any event or occurrence which would constitute Cause as defined in such Employment Agreement, or (II) if you are not a party to an Employment Agreement, (i)(x) your willful misconduct in the performance of your duties to the Company or (y) your engaging in any other misconduct that results or could reasonably be expected to result in financial, reputational or other harm to the Company; (ii) your breach of any employment, service or restrictive covenant agreement between you and the Company; (iii) gross negligence by you; (iv) any material violation by you of any Company policy, rule, procedure or guideline; (v) your conviction of, or plea of guilty or nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude or fraud; or (vi) your commission of an act of fraud, embezzlement or misappropriation against the Company. You will be provided a 10-day period to cure any of the events or occurrences described in the immediately preceding subsections (ii), (iii) and (iv), to the extent capable of cure during such 10-day period.

c.For purposes of this Agreement, “Good Reason” means the occurrence of either of the following: (i) the reduction of your base salary or wages or (ii) the Company’s relocation of your principal location of work by more than 50 miles (other than any relocation recommended or consented to by you); it being understood, however, that you may be required to travel on business to other locations as may be required or desirable in connection with the performance of your duties as specified in this letter agreement. Notwithstanding the foregoing, neither of the events in clauses (i) or (ii) above will constitute Good Reason for purposes of this Agreement unless (x) you provide the Company with a written notice specifying the circumstances alleged to constitute Good Reason within 90 days after you become aware of the first occurrence of such circumstances, (y) the Company or other member of the Affiliated Group fails to cure such circumstances in all material respects within 30 days following delivery to the Company of such notice and (z) the effective date of the termination of your employment with the Affiliated Group (the “Termination Date”) occurs within 30 days following the expiration of the foregoing cure period, unless another Termination Date is mutually agreed to between you and the Company.

d.You hereby agree that you will use your best efforts to continue to perform your duties and responsibilities relating to your employment with the Affiliated Group for the duration of the Retention Period, except if a member of the Affiliated Group terminates your employment without Cause or you terminate your employment for Good Reason.

e.You agree that this Retention Bonus is in lieu of any cash incentive or equity grant you may have otherwise been eligible to receive between the Closing Date and the Payment Date. Should your employment terminate at the conclusion of the Retention Period, you will, however, remain eligible for severance pursuant to your Amended and Restated Terms of Employment dated January 16, 2020 (the “Employment Agreement”), provided that you meet the applicable terms and conditions set forth in the Employment Agreement. For purposes of calculating any severance, your target annual cash incentive opportunity will be the same as it was the day before the Closing Date.

3.Miscellaneous.

a.Governing Law. The terms of this Agreement and all rights and obligations of the parties thereto, including its enforcement, will be interpreted and governed by the laws of the State of New York without regard to the principles of conflicts of laws of the State or those of any other jurisdiction which could cause the application of the laws of any jurisdiction other than the State of New York.

b.Entire Agreement. The terms contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior negotiations, representations or agreements relating thereto whether written or oral. For the avoidance of doubt, this Agreement will not supersede your Employment Agreement, any other restrictions relating to confidentiality, non-competition or non- solicitation to which you may be subject.

c.Withholding. The Affiliated Group will withhold from any amounts payable under this Agreement such Federal, state or local taxes as may be required to be withheld pursuant to any applicable law or regulation.

d.Section 409A. The terms and provisions of payments provided under this Agreement are designed and intended to comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the Department of Treasury regulations and other interpretive guidance issued thereunder (collectively, “Section 409A”) and to be exempt from Section 457A of the Code so as to avoid the application of any additional taxes under such sections. The provisions of this Section 4(d) will only apply if and to the extent required to avoid the imposition of taxes, interest and penalties on you under Section 409A. Section 409A applies to nonqualified deferred compensation which exists if an individual has a “legally binding right” to compensation that is or may be payable in a later year. In furtherance of the objective of this Section 4(d) to the extent that Section 409A would result in your being subject to payment of taxes, interest or penalties under Section 409A, you and the Company agree to use our best efforts to amend this Agreement in order to avoid or limit the imposition of any such taxes, interest or penalties, while maintaining to the maximum extent practicable the original intent of the applicable provisions. This Section 3(d) does not guarantee that you will not be subject to taxes, interest or penalties under Section 409A with respect to payments described in this Agreement.

To the extent that any payment under this Agreement is subject to Section 409A and is payable as a result of your termination of employment, “termination of employment” will be interpreted as “separation from service” (as defined under Section 409A). Your right to receive any payments under this Agreement will be treated as a right to receive a series of separate payments and, accordingly, each such payment will at all times be considered a separate and distinct payment as permitted under Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder will be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A. Furthermore, and notwithstanding any contrary provision in this Agreement, to the extent necessary to avoid the imposition of taxes, interest and penalties on you under Section 409A, if at the time of the termination of your employment you are a “specified employee” (as defined in Section 409A), you will not be entitled to any payments upon termination of employment until the first day of the seventh month after the termination of employment and any such payments to which you would otherwise be entitled during the first six months following your termination of employment will be accumulated and paid without interest on the first day of the seventh month after the termination of employment.

e.No Guarantee of Employment. This Agreement does not and will not be construed as a guarantee of continued employment of you by the Company or any member of the Affiliated Group for any period of time. Your employment remains an employment terminable at will by either party at any time and for any reason and the Affiliated Group reserves all rights as an employer. Nothing herein will give you any claims against the Company or any member of the Affiliated Group for any actions taken by such party, including with respect to the transactions contemplated by the Merger Agreement.

f.Headings. The headings of the sections contained in this Agreement are for convenience of reference only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

g.Notice. Notices given pursuant to this Agreement will be in writing and will be deemed received when personally delivered, or on the date of written confirmation of receipt by (i) overnight carrier, (ii) facsimile, (iii) registered or certified mail, return receipt requested, postage prepaid, or (iv) such other method of delivery as provides a written confirmation of delivery. Notice to the Company will be directed to:

Attn: Sari Granat
Executive Vice President, Chief Administrative
Officer & General Counsel
IHS Markit
450 West 33rd Street, Fifth Floor
New York, New York 10001
Facsimile No.: 212-205-7123

Notices to or with respect to you will be directed to you, or in the event of your death, your executors, personal representatives or distributees, at your home address as set forth in the records of the Company, with a copy to your attorney if notified in writing to the company.

a.Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original of the party executing the same and all of which together will constitute one and the same instrument.

b.Successors and Assigns. The rights and obligations of the Company under this Agreement will be binding upon its successors and assigns, including, for the avoidance of doubt, Parent and its subsidiaries, and may be assigned by the Company to the successors in interest of the Company. The rights and obligations of you under this Agreement will be binding upon your heirs, legatees, personal representatives, executors or administrators. This Agreement may not be assigned by you, but any amount owed to you upon your death will inure to the benefit of your heirs, legatees, personal representatives, executors, or administrators.

c.Waiver. No delay or omission by the Company or you in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company or you on any one occasion will be effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion.

d.Severability. In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

[Signature Page Follows]

IHS MARKIT
By:	/s/ Lance Uggla
Name: Lance Uggla
Title: Chairman of the Board and Chief Executive Officer

Accepted and Agreed:

/s/ Brian Crotty
Name: Brian Crotty

Dated: Jan 20, 2021